05038421

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
BondWave L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Warrenville Road, Suite 300
(No. and Street)

Lisle (City) Illinois (State) 60532 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine (630) 241-8798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) (Zip Code)

PROCESSED
MAR 18 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C.
183

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Mark R. Bradley, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to BondWave L.L.C., for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
KATIE D. COLLINS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-1-08

Mark R Bradley 2/25/05
Signature Date

CHIEF FINANCIAL OFFICER
Title

Notary Public

BondWave L.L.C.

(SEC I.D. No. 8-53299)

Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
BondWave L.L.C.:

We have audited the accompanying statement of financial condition of BondWave L.L.C. (the "Company"), a majority owned and controlled subsidiary of First Trust Portfolios L.P., as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BondWave L.L.C. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the statement of financial condition, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche LLP

February 24, 2005

BONDWAVE L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 546,097
SOFTWARE—At cost, less accumulated amortization of $572,339	550,077
OFFICE FURNISHINGS AND EQUIPMENT—At cost, less accumulated depreciation of $58,891	26,756
LEASEHOLD IMPROVEMENTS—At cost, less accumulated amortization of $132,378	60,144
OTHER ASSETS	41,368
INTANGIBLE ASSET—License Agreement less accumulated amortization of $200,000	300,000
TOTAL ASSETS	$ 1,524,442

LIABILITIES AND MEMBERS' CAPITAL

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 62,774
DEFERRED RENT	60,144
TOTAL LIABILITIES	122,918
SUBORDINATED BORROWINGS	400,000
MEMBERS' CAPITAL	1,001,524
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,524,442

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS

BondWave L.L.C. (the "Company"), a Delaware limited liability company, created on April 25, 2001, is owned 94% by First Trust Portfolios L.P. ("First Trust") and 6% by the LBI Group, Inc. ("LBI"), an affiliated company of Lehman Brothers Inc., as defined under the Limited Liability Company Operating Agreement (the "Agreement"). The Company is a registered securities broker-dealer specializing in owning and developing an electronic system designed to aggregate retail demand in the fixed income securities marketplace in the United States and in foreign countries, and in providing licenses to third parties for the use of such system.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash and cash equivalents consist of demand deposits and money market investments with original maturities of three months or less.

Software—Software primarily includes internally-developed software and software contributed by First Trust in 2001. Amortization is calculated on a straight-line basis over three years.

Office Furnishings and Equipment and Leasehold Improvements—Depreciation of office furnishings and equipment is calculated using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Leasehold improvements are being amortized over the term of the lease agreement.

Intangible Asset—Intangible asset comprises a licensing agreement with LBI that provides the Company with the right to obtain pricing data for various financial instruments. The licensing agreement is being amortized over the five-year term of the agreement on a straight-line basis.

Licensing Fees—The Company receives up-front and/or periodic fees from customers for the use of its electronic system. Such fees are deferred and recognized as revenue ratably over the term of the agreement or service period.

Federal Income Taxes—The Company is not subject to federal income tax as all taxable income or loss of the Company is includable in the federal income tax returns of the members.

Management's Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. DEPENDENCE UPON REVENUE GROWTH

The Company has been experiencing significant operating losses since its inception on April 25, 2001. Additional capital contributions have been made by First Trust and LBI since its inception, to meet obligations of the Company. The significant operating losses and the lack of revenue raise substantial doubt about the ability of the Company to continue as a going concern. Without significant revenue growth from entering into software licensing arrangements, the Company is entirely dependent upon the financial support of First Trust and/or LBI. Only First Trust made capital contributions during 2004. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty. As of February 24, 2005, management of First Trust intends to provide additional capital, when necessary, to the Company for at least the next twelve months to meet the obligations that the Company incurs and to meet any applicable regulatory requirements. The Company continues to actively market its software and is optimistic that in 2005 licensing arrangements will be signed.

4. MEMBERS' CAPITAL

Under the terms of the Agreement, upon a capital call issued by the Board of Directors, the members have the opportunity to make contributions to the Company in proportion to their percentage interests. In the event that a member declines to meet a capital call, other members have the option to contribute the amount not contributed by the declining member. Initial and subsequent contributions from First Trust were in the form of cash or contributed software.

In 2002, LBI contributed a nonexclusive, nontransferable right ("Licensing Agreement") to receive the Lehman Fixed Income index data via electronic transmission from LBI over a five-year period. The Licensing Agreement has been recorded as an intangible asset for its fair value of $500,000, which is being amortized over the life of the Licensing Agreement.

5. SUBORDINATED BORROWINGS

On September 30, 2003, the Company entered into a subordinated loan agreement ("Note Payable") with First Trust for $400,000. The Note Payable was renewed in 2004 with a maturity date of October 31, 2005 and a stated interest rate of prime plus 4% (9.25% as of December 31, 2004). The Note Payable has been approved by the Company's regulator for regulatory capital purposes and, thus, is available for computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required by the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants may contribute up to 100% of their annual salary to the plan to a maximum of $13,000 in 2004. Company contributions are at the discretion of management.

7. RELATED-PARTY TRANSACTIONS

On April 25, 2001, the Company entered into a fully-disclosed clearing agreement with First Trust. Under the terms of the agreement, First Trust provides various services such as opening of customer accounts, execution of trades, confirmation of trades, cashiering, and other services. The Company is charged a fee per trade ticket written by First Trust.

On April 25, 2001, the Company entered into a services agreement with First Trust. Under the terms of the agreement, First Trust provides the Company with certain accounting, human resources, regulatory compliance and information technology services.

The Company subleases office space from First Trust under an agreement entered into on April 25, 2001. The agreement is scheduled to expire on September 30, 2007. Rental payments under the terms of the sublease agreement range from $17.00 to $20.30 per rentable square foot occupied in any given year during the time period of the agreement.

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. ("NASD"), the Company is subject to the SEC's Rule 15c3-1. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $100,000. At December 31, 2004, the Company had net capital of $399,068, which was $299,068 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.00. Rule 15c3-1 of the SEC and NASD also provides for certain limitations on withdrawal of equity capital over and above the minimum net capital requirement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 24, 2005

BondWave L.L.C.
1001 Warrenville Road
Lisle, Illinois 60532

Dear Sirs:

In planning and performing our audit of the financial statements of BondWave L.L.C. (the "Company") as of December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, members, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP